Mightly, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mightly, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 21, 2022

Vincenzo Mongio

Mightly, Inc.
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	491,949	78,401
Accounts Receivable	33,129	19,543
Prepaid Expenses	22,742	-
Inventory	311,285	84,364
Total Current Assets	859,105	182,308
TOTAL ASSETS	**859,105**	**182,308**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	62,141	7,553
Credit Cards Payable	2,592	1,786
Accrued Interest Payable	28,934	5,418
Current Portion of Notes Payable	63,094	-
Other Liabilities	370	495
Total Current Liabilities	157,131	15,252
Long-term Liabilities		
Convertible Notes	750,000	150,000
Notes Payable	255,674	83,590
Total Long-Term Liabilities	1,005,674	233,590
TOTAL LIABILITIES	**1,162,805**	**248,842**
EQUITY		
Common Stock	71	71
Additional Paid in Capital	62,545	62,545
Accumulated Deficit	(366,316)	(129,150)
Total Equity	(303,700)	(66,534)
TOTAL LIABILITIES AND EQUITY	**859,105**	**182,308**

Mightly, Inc.
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	787,851	300,424
Cost of Revenue	521,640	177,659
Gross Profit	266,211	122,765
Operating Expenses		
Advertising and Marketing	414,934	201,083
General and Administrative	48,354	22,087
Total Operating Expenses	463,288	223,170
Operating Income (loss)	(197,077)	(100,405)
Other	5,927	686
Total Other Income	5,927	686
Other Expense		
Interest Expense	30,743	5,418
Other	15,273	11,458
Total Other Expense	46,016	16,876
Net Income (loss)	(237,166)	(116,595)

Mightly, Inc.
Statement of Cash Flows

| | Year Ended December 31, | |
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(237,166)	(116,595)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	54,588	7,553
Credit Card Payable	806	91
Interest Payable	23,516	5,418
Inventory	(226,921)	(36,187)
Accounts Receivable	(13,586)	(18,656)
Prepaids	(22,742)	-
Other Liabilities	(125)	276
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(184,464)	(41,505)
Net Cash provided by (used in) Operating Activities	***(421,630)***	***(158,100)***
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	***-***	***-***
FINANCING ACTIVITIES		
Owner Investment	-	-
Debt Issuances	835,178	200,520
Net Cash provided by (used in) Financing Activities	***835,178***	***200,520***
Cash at the beginning of period	78,401	35,981
Net Cash increase (decrease) for period	413,548	42,420
Cash at end of period	491,949	78,401

Mightly, Inc.
Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2020	6,150,000	62	32,555	(12,555)	20,061
Issuance of Common Stock	926,991	9	29,991	-	30,000
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(116,595)	(116,595)
Ending Balance 12/31/2020	7,076,991	71	62,545	(129,150)	(66,534)
Restricted Stock Reverting Back	(106,196)	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(237,166)	(237,166)
Ending Balance 12/31/2021	6,970,795	71	62,545	(366,316)	(303,700)

Mightly, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Mightly, Inc ("the Company") was formed in Delaware on January 18, 2019. The Company sells sustainable children's clothing that is certified organic and fair trade through DTC e-commerce and e-marketplace channels. The Company's product is already in the market generating revenue. The Company's headquarters are in Oakland, California. The Company's customers are primarily located in the United States, with limited international distribution.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. 99% of sales are direct to consumer e-commerce sales, either through Shopify or through Amazon. Revenue is recognized at the time of shipment and is defined as gross revenue less returns. Amazon, which comprises 85% of our sales, holds back revenue for up to 30 days before releasing it to us in order to account for any returns made during that 30-day window. Shopify pays out every two days and Amazon pays out every two weeks.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Total Shares	Weighted Average Fair Value
Total shares issued, January 1, 2020	2,025,000	$ -
Granted	1,500,000	$ -
Exercised	-	$ -
Expired/cancelled	-	
Total shares issued, December 31, 2020	3,525,000	$ -
Granted	-	$ -
Exercised	-	$ -
Expired/cancelled	-	$ -
Total shares issued, December 31, 2021	5,595,795	$ -

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020	3,575,000	
Granted	-	$ -
Vested	740,116	$ -
Forfeited	(359,884)	$ -
Nonvested shares, December 31, 2020	2,475,000	$ -
Granted	-	$ -
Vested	993,804	$ -
Forfeited	(106,196)	$ -
Nonvested shares, December 31, 2021	1,375,000	$ -

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2020, the Company had convertible notes payable with related parties in the amount of $50,000 with the same terms disclosed in note 5.

During the year ended December 31st, 201, the Company had convertible notes payable with related parties in the amount of $100,000 with the same terms disclosed in note 5.

The Company also received de minimis photograph services pro bono for a value no more than $1,000.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees other than the Company giving the ability to invest to two potential investors who have the right but not the obligation to invest.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for a total of $750,000 for the purposes of funding operations. The interest on the notes were 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2021. The notes are convertible into shares of the Company's common stock at a 15% discount during a change of control or qualified financing event and automatically converts if the Company raises more than $5 million. If the Company is sold outright for a premium prior to conversion, the note holder receives a graduated liquidation preference.

Advance Purchase Agreements - In January 2021, the Company made an advance purchase agreement for a total of $20,000, with a 6% fee (1,200). The Company repaid the total amount as of March 30, 2021.

Loans – In August of 2019, the Company entered into a loan agreement for $50,000 with 0% interest and a maturity date of February 2023. This loan is personally guaranteed by the founders. The balance of this loan was $20,800 and $35,500 as of December 31, 2021, and 2020, respectively.

In May of 2020, the Company entered into a loan agreement for $17,100 with a 3.75% interest rate and no payments due for the first 24 months. This loan is personally guaranteed by the owners. The balance of this loan was $18,144 and 17,478 as of December 31, 2021, and 2020, respectively.

In December of 2020, the Company entered into a loan agreement for $30,000 with a 10% interest rate. The balance of this loan was $0 and $30,000, as of December 31, 2021, and 2020, respectively.

In January of 2021, the Company entered into a loan agreement for $50,000 with an interest rate of 5%. This loan is personally guaranteed by the founders and is secured through a UCC lien. The balance of this loan was $46,669 as of December 31, 2021.

In May of 2021, the Company entered into a loan agreement for $30,000 with an interest rate of 10%. The balance of this loan was $12,864 as of December 31, 2021.
In May of 2021, the Company entered into a loan agreement for $30,000 with an interest rate of 10%. The balance of this loan was $22,778 as of December 31, 2021.

Line of Credit - In June 2021, the Company entered an unsecured revolving line of credit for a total of $200,000 at 10% interest. The Company immediately drew down the $200,000 line of credit completely. The balance of this loan as of December 31, 2021, and 2020 was $200,000 and $0, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$133,555
2023	23,610
2024	110,610
2025	127,864
2026	25,226
Thereafter	65,600

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 7,076,991 and 6,970,795 shares were issued and outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has not yet authorized preferred shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 21, 2022, the date these financial statements were available to be issued.

The Company secured an additional $50,000 in financing for a five-year term at an interest rate of 8%, $54,000 in financing at an interest rate of 3.75% that matures in 2050, $50,000 in financing at an interest rate of 10% for a term of one year and $62,000 in advance purchase contracts, to be paid over the next six months.

In addition, the Company will be paying off $100,000 in convertible notes subsequent to the date of these financials.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.